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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   Lauren                   Ralph
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   (Last)                  (First)                 (Middle)

   650 Madison Avenue
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                                    (Street)

   New York                           NY                 10022
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   (City)                           (State)              (Zip)


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2. Issuer Name AND Ticker or Trading Symbol

   Polo Ralph Lauren Corporation (RL)
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3. IRS Identification Number of Reporting Person, if any (Voluntary)


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4. Statement for Month/Day/Year

   December 16, 2002
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5. If Amendment, Date of Original (Month/Day/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [X]   Director                             [X]   10% Owner
   [X]   Officer (give title below)           [_]   Other (specify below)

                Chief Executive Officer
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7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form Filed by One Reporting Person
   [_] Form Filed by More than One Reporting Person

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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                              OR BENEFICIALLY OWNED
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                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                            2.        2A.           3.           Disposed of (D)                 Owned Follow-  Form:     7.
                            Transac-  Deemed        Transaction  (Instr. 3, 4 and 5)             ing Reported   Direct    Nature of
                            tion      Execution     Code         ------------------------------- Transac-       (D) or    Indirect
1.                          Date      Date, if any  Instr. 8)                   (A)              tions(s)       Indirect  Beneficial
Title of Security           (Month/   (Month/       ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                  Day/Year) Day/Year)     Code     V                  (D)              and 4)         (Instr.4) (Instr. 4)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

              PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION
               CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
             UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

                                                                          (Over)
                                                                 SEC 1474 (9-02)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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                                                                                                            9.
                                                                                                            Number   10.
                                                                                                            of       Owner-
                                                                                                            Deriv-   ship
                                                                                                            ative    Form
                   2.                                                                                       Secur-   of
                   Conver-                         5.                             7.                        ities    Deriv-  11.
                   sion            3A              Number of                      Title and Amount          Bene-    ative   Nature
                   or              Deemed          Derivative    6.               of Underlying     8.      ficially Secur-  of
                   Exer-           Exe-    4.      Securities    Date             Securities        Price   Owned    ity:    In-
                   cise    3.      cution  Trans-  Acquired (A)  Exercisable and  (Instr. 3 and 4)  of      Follow-  Direct  direct
                   Price   Trans-  Date,   action  or Disposed   Expiration Date  ----------------  Deriv-  ing Re-  (D) or  Bene-
1.                 of      action  if      Code    of (D)        (Month/Day/Year)           Amount  ative   ported   In-     ficial
Title of           Deriv-  Date    any     (Instr. (Instr. 3,    ----------------           or      Secur-  Trans-   direct  Owner-
Derivative         ative   (Month/ (Month/   8)     4 and 5)      Date     Expira-          Number  ity     action(s) (I)    ship
Security           Secur-  Day/    Day/    ------  ------------   Exer-    tion             of      (Instr. (Instr.  (Instr. (Instr.
(Instr. 3)         ity     Year)   Year)   Code V    (A)   (D)    cisable  Date     Title   Shares  5)      4)        4)      4)
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                                                                                   Class A
Class B                                                                            Common
Common Stock      1-for-1 12/16/02        J(1)     690,839       (2)                Stock   690,839       29,493,288  D
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                                                                                   Class A
Class B                                                                            Common
Common Stock      1-for-1                                        (2)                Stock                 11,659      I    (3)
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                                                                                   Class A
Class B                                                                            Common
Common Stock      1-for-1                                        (2)                Stock                 12,217,571  I    (4)
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                                                                                   Class A
Class B                                                                            Common
Common Stock      1-for-1                                        (2)                Stock                 1,557,503   I    (5)
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Explanation of Responses:

(1) Distribution of shares of Class B Common Stock from RL Holding, L.P. and RL Family, L.P. (change from indirect to direct beneficial ownership).
(2) Shares of Class B Common Stock are immediately convertible into an equal number of shares of Class A Common Stock.
(3) These Securities are held by RL Holding Group, Inc. a Delaware corporation controlled by the Reporting Person.
(4) These securities are held by RL Holding, L.P., a Delaware limited partnership the sole general partner of which is RL Holding Group, Inc., a Delaware corporation controlled by the Reporting Person.
(5) These securities are held by RL Family, L.P., a Delaware limited partnership the sole general partner of which is the Reporting Person.




   /s/ Edward W. Scheuermann                              December 18, 2002
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   **Signature of Reporting Person                            Date
       Edward W. Scheuermann
       Attorney-in-Fact for Ralph Lauren


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                POWER OF ATTORNEY


KNOW EVERYONE BY THESE PRESENTS, that I, Ralph Lauren, hereby make, constitute and appoint Mr. Edward W. Scheuermann, for a period of one year, with the full power of substitution, my true and lawful agent and attorney-in-fact and confer upon such agent and attorney-in-fact the power and authority in my name, place and stead, in any way which I could do if personally present:

(1) to execute for and on my behalf, in my capacity as an officer, director and/or stockholder of Polo Ralph Lauren Corporation (the "Company"), or in my capacity as an officer, director and/or stockholder of RL Holding Group, Inc., a Delaware corporation and the general partner of RL Holding, L.P., a Delaware partnership ("RL Holding"), or in my capacity as the general partner of RL Family, L.P., a Delaware partnership ("RL Family"), any and all forms and filings required pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder, including, without limitation, Forms 3, 4 and 5;

(2) to do and perform any and all acts for and on my behalf (in any of the capacities described in paragraph (1) above)) which may be necessary or desirable to complete and execute any such forms or filings and timely file such forms or filings with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3) to execute and deliver on my behalf (in any of the capacities described in paragraph (1) above) any other forms, filings, consents, authorizations, certificates, instruments or other documents necessary or desirable to authorize, approve, effect, facilitate or consummate any of the transactions described above.

IN WITNESS WHEREOF, I have hereunto set my hand on this 13th day of December, 2002.



                                                /s/ Ralph Lauren
                                   --------------------------------------------
                                                Ralph Lauren